Dogs International Appoints Shaun P. Herness, Ph.D. to Advisory Board Wednesday May 14, 9:30 am ET

LAS VEGAS--(BUSINESS WIRE)--May 14, 2003--Dogs International (OTCBB:DOGN -
News) today announced that it is appointing Shaun P. Herness, Ph.D. to the Company's advisory board. The appointment is the beginning of a phasing in program to strengthen the Company's professional resources in view of its acquisition strategy.

Recently DOGN completed the Acquisition of the Bed & Biscuit Inn(TM) facility in Flagler Beach, Florida, which was the first in a planned series of acquisitions geared toward establishing DOGN as a major presence in the pet services industry.

Dr. Herness is President of Herness & Associates, Inc., a public relations and political consulting firm. He has advised numerous corporate and political clients on many state and local campaigns and is an acknowledged expert in campaign finance laws. Dr. Herness has also served as an adjunct professor of Political Science at the University of Florida where he instructs courses on American Federal Government and State & Local Government.

Dr. Herness' interest in DOGN emanates from his being an active pet enthusiast. Dr. Herness financially supports pet rescue efforts and has successfully lobbied the Florida Legislature to reform the State's probate code for the purpose of establishing legalized pet trusts. Dr. Herness stated, "my interest in being affiliated with Dogs International is to establish a charity affiliated with a pet services company, such as Dogs International, for the purpose of supporting the financial needs of abandoned and abused pets as well as supporting the utilization of dogs for therapy in rest homes, hospice, and hospital situations."

About DOGN

DOGN intends to focus its efforts on building/acquiring a chain of upscale pet care facilities under the name "Bed & Biscuit Inn(TM)". Bed & Biscuit Inns are to be designed to offer a wide range of services including, indoor pet suites for overnight or prolonged boarding, 24/7 supervision by a professionally trained staff, off-leash "Bark Park" playgrounds and training facilities, and a bakery/cafe. In addition, DOGN plans to have groomingdale's, an onsite pet grooming facility, at each location.
Except for historical information, the matters set forth herein, which are forward-looking statements, involve certain risks and uncertainties that could cause actual results to differ. Potential risks and uncertainties include, but are not limited to any benefits the recent appointment of Dr. Herness may have on the Company's operations and management, the ability for the Company to successfully integrate his expertise into its business operations, anticipated timing of the next acquisition, and the Company's ability to acquire or build any other facilities.

Contact:
     Elite Capital Partners
     Dominic Alvarez, 949/798-6128